

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Mr. Frank Neukomm - Chief Executive Officer
Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, Texas  77005

> **Re:** **Hydrogen Future Corp.**
> **Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2013**
> **Filed February 27, 2014**
> **File No. 333-138927**

Dear Mr. Neukomm:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013, As Amended

1.      In the Explanatory Note section, on page 1, please indicate that no other changes or updates, except as described in this explanatory note, have been made to the Original Filing of Form 10-K.

Signature page, page 27

2.      Please ensure that the signature page has been updated to reflect the date of the amended filing, rather than the Original Filing of Form 10-K signature date.

Report of Independent Registered Public Accounting Firm, page F-1

3.      It appears that the revised report from your independent registered public accounting firm does not opine on the two most recent fiscal year ends provided in your financial statements.  In this regard, the audit of the entire cumulative period is completed in

addition to, and should be distinguished from, two most recent fiscal year ends. Please revise accordingly.

Audited Financial Statements, page F-2

4.    We note you revised the balance sheet in response to comment 4 of our letter dated February 20, 2014. However, since both the September 30, 2013 and September 30, 2012 columns have been audited, please remove the "Audited" designation over the September 30, 2013 column. Further, we note that the statements of operations and cash flows continue to be labeled as "Unaudited." As previously requested, please remove the "Unaudited" designation from the headings of these statements as they have been audited. Please advise or revise.

Statements of Operations, page F-3

5.    Please revise to also include a narrative designation for net income (loss), as there is no descriptive title provided. Further, please revise your line item descriptions for average shares outstanding during the year, for basic and diluted, to instead be designated as "weighted" average shares outstanding.

Exhibit 31 and Exhibit 32 Certifications

6.    Your Exhibit 31 and Exhibit 32 Certifications should refer to the amended Form 10-K (e.g., Form 10-K/A) and be dated as of the date on your signature page. Please revise accordingly.

Other

7.    In your response letter to us, please provide a written statement from the Company acknowledging the three bullet points at the end of this letter, such that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief